Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	March 25, 2026

Eldorado Gold Enters into Project Alliance with G Mining Services

Strengthens Project Execution Through a Preferred Engineering and Construction Partnership

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE American: EGO)  (“Eldorado” or the “Company”) today announced that it has entered into a project alliance in the form of a Memorandum of Understanding (“MoU”) with G Mining Services Inc. (“G Mining”), establishing a strategic engineering and construction alliance to support project delivery across Eldorado’s portfolio.

Under the MoU, G Mining will provide engineering and construction services in support of Eldorado’s project development and execution activities, including early project definition, engineering support, constructability reviews, and planning. The agreement is intended to enhance project readiness, delivery certainty, and capital efficiency across a range of current and future projects, including:

•	Perama Hill;
•	the Lamaque Complex, including the Sigma Mill expansion;
•	Skouries, including construction support to complete mill start-up and ramp up, as well as underground project infrastructure;
•	Olympias, including the mill filtration modernization project and supporting facility upgrades; and
•	McIlvenna Bay, including studies and potential implementation of projects to increase throughput, improve value, and optimize materials handling (subject to completion of the proposed acquisition of Foran Mining).

“The MoU aligns with Eldorado’s strategy to maximize value from our sector-leading growth projects by leveraging G Mining’s integrated owners team approach and proven engineering and execution capabilities,” said Simon Hille, Chief Operating Officer of Eldorado Gold. “G Mining has demonstrated its ability to deliver high-quality projects on time and on budget, most notably through the successful delivery of the Tocantinzinho project in Brazil. That experience is directly relevant as they continue to advance and de-risk opportunities such as McIlvenna Bay toward first production. Establishing a preferred engineering and construction partner strengthens our project delivery model through consistent teams, aligned ways of working, and a strong track record of safe reliable execution, positioning Eldorado to maximize cash flow per share from our high-quality internal growth pipeline.”

“G Mining’s delivery model is built around engaged planning, talented and empowered teams, and our disciplined execution model,” said Mathieu Gignac, President and CEO of G Mining Services Inc. “The approach has delivered strong outcomes across a range of projects, including our recent work at McIlvenna Bay. We are pleased to establish this alliance with Eldorado Gold and look forward to supporting the successful delivery of projects across their portfolio.”

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About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved. Forward-looking statements and forward-looking information contained in this news release includes, but is not limited to, statements or information with respect to: Eldorado’s intent to enter into future business arrangements with G Mining, the range of projects which may be the subject of those arrangements; management’s beliefs in the benefits of the engineering and construction alliance; future statements with respect to the closing of the proposed acquisition with Foran Mining and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.

Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold, copper and other commodities; receipt of all required permits on the timelines we expect; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; availability of labour resources, including for construction, development and improvements activities; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to effectively use invested capital and unlock potential expansion opportunities across the portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost of shipping for important or critical items for construction, development and improvements activities or necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in. In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

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Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: commodity price risk; development risks including the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and our ability to construct key infrastructure within the required timelines, and unexpected inclement weather and climate events that may delay timelines; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; our ability to completely understand geotechnical structures, geotechnical and hydrogeological conditions or failures; regulatory requirements as they relate to mine plan approvals; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of mineral reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; the acquisition of Foran Mining Corporation, including timing, risks and benefits thereof; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to availability of labour resources, including for including for construction, development and improvements activities, and their productivity employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this news release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

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